SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                ITEX CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    465647204
                                    ---------
                                 (CUSIP Number)

                                 David Polonitza
                     2550 Nelsonville Road, Boston, KY 40107
                                 (502) 460-3141
         (Name, Address and Telephone Number of the Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:

                               William G. Strench
                              Frost Brown Todd LLC
                       400 West Market Street, 32nd Floor
                           Louisville, Kentucky 40202
                            Telephone (502) 589-5400


                                DECEMBER 27, 2007
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box |X|

                         (Continued of following pages)

CUSIP No. 465647204                  Schedule 13D                   Page 2 of 13


--------------------------------------------------------------------------------
1.    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

      David and Rebecka Polonitza Jt Ten
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    S.E.C. Use Only


--------------------------------------------------------------------------------
4.    Source of Funds

      PF
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                           (7)   Sole Voting Power
 Number of
   Shares                        482,800
Beneficially               ----------------------------------------------------
  Owned by                 (8)   Shared Voting Power
    Each
 Reporting                       0
   Person                   ----------------------------------------------------
                           (9)   Sole Dispositive Power

                                 482,800
                            ----------------------------------------------------
                           (10)  Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      482,800
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 9

      2.7%
--------------------------------------------------------------------------------
14.   Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No. 465647204                  Schedule 13D                   Page 3 of 13


--------------------------------------------------------------------------------
1.    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

      Kirk Anderson
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    S.E.C. Use Only


--------------------------------------------------------------------------------
4.    Source of Funds

      PF
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                           (7)   Sole Voting Power
 Number of
   Shares                        331,000
Beneficially               ----------------------------------------------------
  Owned by                 (8)   Shared Voting Power
    Each
 Reporting                       0
   Person                   ----------------------------------------------------
                           (9)   Sole Dispositive Power

                                 331,000
                            ----------------------------------------------------
                           (10)  Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      331,000
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 9

      1.8%
--------------------------------------------------------------------------------
14.   Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No. 465647204                  Schedule 13D                   Page 4 of 13


--------------------------------------------------------------------------------
1.    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

      Paul Kim
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    S.E.C. Use Only


--------------------------------------------------------------------------------
4.    Source of Funds

      PF
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                           (7)   Sole Voting Power
 Number of
   Shares                        30,000
Beneficially               ----------------------------------------------------
  Owned by                 (8)   Shared Voting Power
    Each
 Reporting                       0
   Person                   ----------------------------------------------------
                           (9)   Sole Dispositive Power

                                 30,000
                            ----------------------------------------------------
                           (10)  Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      30,000
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 9

      0.1%
--------------------------------------------------------------------------------
14.   Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No. 465647204                  Schedule 13D                   Page 5 of 13


--------------------------------------------------------------------------------
1.    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

      Richard and Greta Polonitza Jt Ten
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    S.E.C. Use Only


--------------------------------------------------------------------------------
4.    Source of Funds

      PF
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                           (7)   Sole Voting Power
 Number of
   Shares                        22,000
Beneficially               ----------------------------------------------------
  Owned by                 (8)   Shared Voting Power
    Each
 Reporting                       0
   Person                   ----------------------------------------------------
                           (9)   Sole Dispositive Power

                                 22,000
                            ----------------------------------------------------
                           (10)  Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      22,000
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 9

      0.1%
--------------------------------------------------------------------------------
14.   Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No. 465647204                  Schedule 13D                   Page 6 of 13


--------------------------------------------------------------------------------
1.    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

      Jonathan Polonitza
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    S.E.C. Use Only


--------------------------------------------------------------------------------
4.    Source of Funds

      PF
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------
                           (7)   Sole Voting Power
 Number of
   Shares                        17,800
Beneficially               ----------------------------------------------------
  Owned by                 (8)   Shared Voting Power
    Each
 Reporting                       0
   Person                   ----------------------------------------------------
                           (9)   Sole Dispositive Power

                                 17,800
                            ----------------------------------------------------
                           (10)  Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      17,800
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 9

      0.1%
--------------------------------------------------------------------------------
14.   Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No. 465647204                  Schedule 13D                   Page 7 of 13


--------------------------------------------------------------------------------
1.    Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

      Benjamin Polonitza
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.    S.E.C. Use Only


--------------------------------------------------------------------------------
4.    Source of Funds

      PF
--------------------------------------------------------------------------------
5. Check box if disclosure of legal proceedings is required pursuant to items 2(D) or 2(E):

                                                                             |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      United States of America
--------------------------------------------------------------------------------

                           (7)   Sole Voting Power
 Number of
   Shares                        3,100
Beneficially               ----------------------------------------------------
  Owned by                 (8)   Shared Voting Power
    Each
 Reporting                       0
   Person                   ----------------------------------------------------
                           (9)   Sole Dispositive Power

                                 3,100
                            ----------------------------------------------------
                           (10)  Shared Dispositive Power

                                 0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      3,100
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                             |_|
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row 9

      0.01%
--------------------------------------------------------------------------------
14.   Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No. 465647204                  Schedule 13D                   Page 8 of 13

This Statement on Schedule 13D is being jointly filed by David Polonitza ("Mr.
D. Polonitza"), Kirk Anderson ("Mr. Anderson"), Paul Kim ("Mr. Kim"), Richard Polonitza ("Mr. R. Polonitza"), Jonathan Polonitza ("Mr. J. Polonitza"), and Benjamin Polonitza ("Mr. B. Polonitza") (each a "Reporting Person" and, collectively, the "Reporting Persons" or "The Polonitza Group"). This Statement amends and replaces in its entirety the Schedule 13G jointly filed on October 30, 2007 by certain of the Reporting Persons. Since that filing, Mr. B. Polonitza joined The Polonitza Group effective December 21, 2007, Mr. David Lin left The Polonitza Group effective December 20, 2007, and certain transactions in the Common Stock of the Issuer were executed as set forth below in Item 5.

Item 1.   Security and Issuer

This Statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Itex Corporation, a Nevada corporation (the "Issuer" or "Itex"). The Issuer's principal executive offices are located at 3326 160th Ave S.E., Suite 100, Bellevue, Washington 98008.

Item 2.   Identity and Background

(a)-(c), (f)


Mr. David Polonitza - Mr. D. Polonitza's current address is 2550 Nelsonville Road, Boston, Kentucky 40107. Mr. D. Polonitza is a Captain in the United States Army and has been a member of the military since 2002. Mr. D. Polonitza's current business address is 5935 Alcase Street, Fort Knox, Kentucky 40121. Mr.
D. Polonitza is the son of Richard Polonitza and brother of Mr. J. Polonitza and Mr. B. Polonitza. Mr. D. Polonitza is a citizen of the United States.

Mr. Kirk Anderson - Mr. Anderson's current address is 9914 West Military Drive #1323, San Antonio, Texas, 78251. Mr. Anderson is currently an unemployed student enrolled at Northwest Vista College, 3535 North Ellison Drive, San Antonio, Texas, 78251. Prior to his status as a student, he served as an officer in the United States Army for five years. Mr. Anderson is a citizen of the United States.

Mr. Paul Kim - Mr. Kim's current address is 5576 Tull Street, Ventura, California 93003. Mr. Kim is a Captain in the United States Army and has been a member of the military since 2002. Mr. Kim's current business address is BLDG. 7006 D Co. 101st FSB, Fort Riley, Kansas 66442. Mr. Kim is a citizen of the United States.

Mr. Richard Polonitza - Mr. R. Polonitza's current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Mr. R. Polonitza is a Senior Probation Officer with the Middlesex County Probation Division, 262 State Street, Perth Amboy, New Jersey, 08861. Mr. R. Polonitza is the father of Mr. D. Polonitza, Mr. J. Polonitza, and Mr. B. Polonitza. Mr. R. Polonitza is a citizen of the United States.

Mr. Jonathan Polonitza - Mr. J. Polonitza's current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Mr. J. Polonitza is a Disability Claims Manager with Prudential Financial, 80 Livingston

CUSIP No. 465647204                  Schedule 13D                   Page 9 of 13


Avenue, Roseland, New Jersey, 07068. Mr. J. Polonitza is a citizen of the United States.

Mr. Benjamin Polonitza - Mr. B. Polonitza's current address is 23 Retford Avenue, Cranford, New Jersey, 07016. Mr. B. Polonitza is currently an unemployed student enrolled at Rutgers University, 57 US Highway 1, New Brunswick, New Jersey, 08901. Mr. B. Polonitza is a citizen of the United States.

(d)-(e)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

 Each Reporting Person acquired his Common Stock with personal funds.

Item 4.   Purpose of Transaction.

The securities covered by this Statement were acquired by the Reporting Persons for the purpose of investment. However, after assessment of the share exchange offer set forth in the Form S-4, Schedule TO and related documents filed by Western Sizzlin Corporation with the Securities and Exchange Commission ("SEC") on December 27, 2007 (the "Offer"), the Reporting Persons believe that the Offer, as currently proposed, does not fully and fairly value the Issuer and is thus too low. As a result of the Reporting Persons' assessment of the Offer, the Reporting Persons currently do not intend to tender their shares and may or may not take actions that have a purpose or effect of influencing control of the Issuer, as more fully described herein.

The Reporting Persons intend to have discussions from time-to-time with the Issuer's management regarding, among other things, the Offer, the Issuer's operating performance, and various means of enhancing stockholder value over time. The Reporting Persons anticipate that they may in the future make suggestions and potentially have discussions and other communications with the Issuer's management and possibly other stockholders regarding the foregoing and other matters in order to enhance the value of the investment in the Issuer's Common Stock.

Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, changes in the terms of the Offer, the Issuer's statement relating to the Offer, changes in control of the Issuer and/or the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may also acquire additional shares, or sell all or part of their Shares, in open market or privately negotiated transactions. Any open market or

CUSIP No. 465647204                  Schedule 13D                  Page 10 of 13

privately negotiated purchases or sales may be made at any time without prior notice.

Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or the Shares. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Except as described above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions described in
Item 4(a)-(j).

Item 5. Interest in Securities of the Issuer.

(a)-(b). As of December 28, 2007, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned
(i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:


                       Aggregate          Number of Shares:      Number of Shares:
     Reporting         Number of         Sole Power to Vote       Shared Power to        Percentage*
       Person           Shares               or Dispose           Vote or Dispose        Approximate
-----------------------------------------------------------------------------------------------------
  David Polonitza       482,800                482,800                   0                    2.7%
-----------------------------------------------------------------------------------------------------
   Kirk Anderson        331,000                331,000                   0                    1.8%
-----------------------------------------------------------------------------------------------------
      Paul Kim           30,000                 30,000                   0                    0.1%
-----------------------------------------------------------------------------------------------------
 Richard Polonitza       22,000                 22,000                   0                    0.1%
-----------------------------------------------------------------------------------------------------
 Jonathan Polonitza      17,800                 17,800                   0                    0.1%
-----------------------------------------------------------------------------------------------------
 Benjamin Polonitza       3,100                  3,100                   0                    0.1%
-----------------------------------------------------------------------------------------------------
Total                   886,700                886,700                   0                    5.0%

*Based on 17,726,248 shares of Common Stock, Par Value $0.01 per share, outstanding pursuant to the Issuer's Form 10Q filed with the Securities and Exchange Commission on December 12, 2007, for the quarter ended October 31, 2007.

The Reporting Persons have verbally agreed and intend to vote any proxies or act on any shareholder matters as one group. No member of the group has the power or right to vote or dispose of the shares of any other member of the group.

CUSIP No. 465647204                  Schedule 13D                  Page 11 of 13


c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All transactions were made in the open market.

            Transactions in Common Stock Within the Past Sixty Days

                            Date of         Number of Shares of
      Party             Purchase/ Sale        the Common Stock        Buy/Sell        Price Per Share
    Mr. Anderson          10/30/2007            900                    Buy               $0.98
                          10/30/2007            1100                   Buy               $1.01
                          11/9/2007             2500                   Buy               $0.88
                          11/26/2007            7000                   Buy               $0.90
                          11/27/2007            2000                   Buy               $0.90
                          12/3/2007             2000                   Buy               $0.90
                          12/6/2007             2500                   Buy               $0.90
                          12/6/2007             2700                   Buy               $0.88
                          12/12/2007            2500                   Buy               $0.90
                          12/17/2007            5000                   Buy               $0.93
                          12/17/2007            2000                   Buy               $0.93
                          12/17/2007            2000                   Buy               $0.93
                          12/20/2007           20000                   Buy               $0.93
                          12/20/2007            2500                   Buy               $0.90
                          12/20/2007            1300                   Buy               $0.90

      Mr. Kim             12/6/2007             1500                   Buy               $0.90

  Mr. B. Polonitza        11/26/2007            3100                   Buy               $0.90

  Mr. D. Polonitza        12/20/2007            2500                   Buy               $0.90
  Mr. D. Polonitza        12/20/2007            1000                   Buy               $0.93
  Mr. D. Polonitza        12/20/2007            1000                   Buy               $0.90

  Mr. J. Polonitza        11/27/2007            5000                   Buy               $0.86

  Mr. R. Polonitza        11/27/2007            4000                   Buy               $0.86

(d) No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

CUSIP No. 465647204                  Schedule 13D                  Page 12 of 13

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4, above, and the Reporting Persons' verbal agreement to work together as a group as discussed herein and the Joint Filing Agreement among and between the Reporting Persons (filed herewith), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

The following documents are filed as exhibits hereto and are incorporated herein by reference:

Exhibit 99.1 Joint Filing Agreement dated December 20, 2007 among and between the Reporting Persons

CUSIP No. 465647204                  Schedule 13D                  Page 13 of 13



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 28, 2007             By: /s/ David Polonitza
                                    -------------------------------
                                    Name:   David Polonitza

Date: December 28, 2007             By: /s/ Kirk Anderson
                                    -------------------------------
                                    Name:   Kirk Anderson

Date: December 28, 2007             By: /s/ Richard Polonitza
                                    -------------------------------
                                    Name:   Richard Polonitza

Date: December 28, 2007             By: /s/ Jonathan Polonitza
                                    -------------------------------
                                    Name:   Jonathan Polonitza

Date: December 28, 2007             By: /s/ Paul Kim
                                    -------------------------------
                                    Name:   Paul Kim

Date: December 28, 2007             By: /s/ Benjamin Polonitza
                                    -------------------------------
                                    Name:   Benjamin Polonitza